MILK BOTTLE CARDS INC.
                               127 East 18th Avenue
                           Vancouver, BC, Canada V5V 1E4
                             Telephone: (604) 733-6195

June 30, 2005

Gregory S. Belliston, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-09
Washington, D.C. 20549

RE:  Milk Bottle Cards Inc.
     Form SB-2/A-2
     File Number 333-124304

Dear Mr. Belliston:

Please consider this letter the request of Milk Bottle Cards Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, July 5, 2005, at 5:00 p.m., or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

Milk Bottle Cards, Inc. (the Company) hereby acknowledges that:

- the Company is responsible for the adequacy of the disclosures in the filing;

- staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your very much for your kind cooperation and assistance in this matter.

Very truly yours,

/s/ Nicole Milkovich
President & CEO